AVALANCHE INTERNATIONAL, CORP.

5025 Pare, Unit 611

Montreal, QC, Canada H4P1P4

Tel: (514) 880-0719, E-mail: avalancheint@gmail.com

March 19, 2012

Ms. Lisa Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Avalanche International, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 29, 2012

File No. 333-179028

Dear Ms. Kohl:

Further to your letter dated March 13, 2012, concerning the deficiencies in our Amendment No.1 to Registration Statement on Form S-1 filed on February 29, 2012, we provide the following responses:

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

SEC Comment #1: We note your response to comment 5 in our letter dated February 14, 2012. Please also revise this section of your prospectus to state that you believe that you can continue as a going concern for approximately four months without obtaining additional working capital. Additionally, please provide greater detail about this estimate and its impact on your financial condition in the Risk Factors and Management’s Discussion and Analysis sections of your prospectus, including, if true, that if you are unable to obtain additional working capital your business may fail.

The Company’s Response:  In response to this comment The Company revised this section of its prospectus to state that we believe that we can continue as a going concern for approximately four months without obtaining additional working capital. The Company also provided greater detail about this estimate and its impact on our financial condition in the Risk Factors and Management’s Discussion and Analysis sections of your prospectus:

“We believe that we can continue as a going concern for approximately four months without obtaining additional working capital as we need funds to pay auditors and legal fees. We believe that existing cash on hands will be enough until the next quarterly review is completed and we will have to pay auditors fees, therefore we will need to obtain additional funds. If we are unable to obtain additional working capital our business may fail.”

The Offering, page 7

SEC Comment #2: We note your response to comment 7 in our letter dated February 14, 2012. Please tell us what consideration you gave to including a risk factor detailing the risks associated with the fact that investors will not receive share certificates upon subscription and that they may have to wait up to 210 days before receiving share certificates.

The Company’s Response:  In response to this comment The Company deleted its statement that it will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within thirty (30) days of the close of the offering as the Company will deliver stock certificates at the time each purchase is made.

Management, page 32

Biographical Information and Background of Officers and Directors, page 32

SEC Comment #3: We note your response to comment 22 in our letter dated February 14, 2012 and the related revisions to your disclosure. Please disclose Ms. Goldfinger’s principal occupation and employment in the time between her resignation with Alians, LLC in 2007 and the incorporation of your company in April 2011. Refer to Item 401(e) of Regulation S-K.

The Company’s Response:  In response to this comment The Company disclosed Ms. Goldfinger’s principal occupation and employment in the time between her resignation with Alians, LLC in 2007 and the incorporation of your company in April 2011:

“Between her resignation with Alians, LLC in 2007 and the incorporation of Avalanche International, Corp in April 2011, Ms. Goldfinger was self employed and involved in International trade.”

Please direct any further comments or questions you may have to the company's email address at avalancheint@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Thomas E. Stepp, Jr.
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Email: tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Yulia Goldfinger

Yulia Goldfinger, President

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